Exhibit 1
Not for Distribution in Canada, Australia or Japan
Axalto and Gemplus to Combine to Create a Global Leader in Digital Security
•	Merger of Equals is expected to create a world-class leader in digital security

•	Gemalto: anticipated pro-forma 2005 revenues of approximately €1.8 billion (US$2.1 billion) and 11,000 employees

•	Gemalto to deliver approximately €85 million (US$100 million) in net annual expected synergies to be fully realized in the third year post-closing

•	Major operational centers in the Paris and Marseille areas
Amsterdam/Luxembourg — December 7, 2005 — The boards of Axalto N.V. (“Axalto” — Euronext: NL0000400653 — AXL) and Gemplus International S.A. (“Gemplus” — Euronext: LU0121706294 — GEM and NASDAQ: GEMP), both leading digital security providers, have unanimously approved the terms of a recommended merger of equals to create Gemalto.
The transaction will be structured as an exchange offer by Axalto for Gemplus, with an exchange ratio of 2 Axalto shares for every 25 Gemplus shares and a distribution of €0.26 per share to be made pre-offer by Gemplus to its shareholders.
The distribution represents an amount of approximately €163 million based on current Gemplus shares outstanding. Texas Pacific Group and the Quandt family entities, Gemplus’ largest shareholders representing in aggregate 43.7% of Gemplus’ share capital, have agreed to contribute their shares to Axalto prior to the launch of the offer at the same exchange ratio.
With expected combined 2005 pro-forma revenues of €1.8 billion (US$2.1 billion), the combination will create a world-class leader in digital security. The combined companies will have operations in over 50 countries, will have large operational centers in the Paris and Marseille areas and employ approximately eleven thousand people. Gemalto will be registered in the Netherlands.
Transaction Highlights
•	Merger of equals to create a world class leader in digital security

•	Combined entity in a strong position to address growth in core markets and new applications

•	Broader client base

•	Combination of intellectual capital and focusing of R&D and Sales & Marketing resources on new application development and superior customer service

•	Strong and shared governance, shared and strengthened management team

•	Significant identified synergies, estimated to have a net impact on operating income of approximately €85 million (US$100 million) per annum by the third year after closing on a fully phased basis
Business Rationale
Gemalto believes it will be in a strong position to capture future industry growth. In particular, the combined R&D and Sales & Marketing efforts should create a compelling platform to develop new markets and pursue high growth opportunities, such as Identity, ePassport, Healthcare, IT and corporate security, and payments. Furthermore, in its largest product lines of mobile communication and banking, the combination is expected to allow faster development and commercialization of high-end products. Gemalto anticipates benefiting from enhanced scale, translating into improved manufacturing processes, efficiencies in the supply chain, and greater ability to support client-dedicated projects. Gemalto believes that following the combination, it will be in a better position to service its broader portfolio of clients with an enhanced local presence and an expanded product range. In addition, the combined company should benefit from higher visibility in the capital markets.
Alex Mandl, Gemplus’ President and CEO said: “This transaction is an important development for Gemplus, Axalto and the digital security industry as a whole. This merger, with a sound industrial logic, is a win-win that will create value not only for our respective shareholders but also for our clients and employees. We are confident in our ability to deliver significant value to our shareholders.”
Terms of the Transaction and Transaction Process
The transaction will be executed in two steps. Texas Pacific Group and the Quandt family entities, Gemplus’ largest shareholders, have agreed to contribute their shares to Axalto at an exchange ratio of 2 Axalto shares for every 25 Gemplus shares. Immediately prior to this contribution in kind, Gemplus will distribute €0.26 per share to all its shareholders including Texas Pacific Group and the Quandt family entities. The contribution in kind and distribution are subject to anti-trust and other regulatory approvals, the approval of shareholders and certain other customary contractual conditions.
Following the completion of the contribution in kind, Axalto will launch a voluntary public exchange offer for the remaining Gemplus shares at the same exchange ratio of 2 Axalto shares for every 25 Gemplus shares. Gemplus shareholders will receive in total, assuming full acceptances, approximately 50.2 million newly issued Axalto shares, representing 55.4% of the outstanding capital of the combined group, with Axalto shareholders representing 44.6% of the share capital.1
The exchange ratio, taking into account the distribution payable to Gemplus shareholders, represents a nil-premium transaction when measured on a 30-day trailing basis.
The transaction has been unanimously recommended by both Axalto’s and Gemplus’ Boards of Directors.
Synergies, Financial Benefits and Integration Planning
Management of the companies expect to realize joint annualized net operational synergies of approximately €85 million (US$100 million) by the third year after closing on a fully phased basis. Most of these synergies will accrue from volume effects, supply chain efficiencies and sharing of best practices. Gemalto anticipates limited job reductions in its R&D and manufacturing base due to current high capacity utilization and the need for further human capital to service the anticipated industry growth. The anticipated one-time IT, relocation and other restructuring costs necessary to realize these synergies are expected to total approximately €43 million (US$50 million).
The proposed overall integration strategy has been jointly formulated by the two management teams. As part of this process, appropriate information or consultation, as the case may be, will be provided to staff and employee representative bodies in the relevant jurisdictions in accordance with local legal requirements. Implementation is expected to commence following shareholder and regulatory approvals and the completion of the contribution in kind.
In light of the strong financial position of the combined group, it is the current intention of both CEOs to recommend to the Board of Gemalto that a share buyback program covering up to 10% of Gemalto shares be instituted post-closing.
Olivier Piou, Axalto’s CEO said: “This merger is wholeheartedly supported by both management groups. Once shareholder, regulatory and other approvals have been obtained, the combined management team will rapidly implement the combination and integrate Sales, Marketing, R&D and Manufacturing on a global basis. A major priority of the Board and management of Gemalto will be to achieve a successful and expeditious integration of Axalto and Gemplus that preserves the key strengths of the culture, management and business practices of each group and allows the efficient realization of the expected synergies.”

[1]	Figures based on 627.8 million Gemplus shares outstanding (excluding 1.3 million of treasury shares), 40.4 million Axalto shares (excluding 0.2 million of treasury shares), and assuming full acceptances in the offer.

Balanced Merger of Equals
Alex Mandl, the President & CEO of Gemplus, will assume the position of Executive Chairman and Olivier Piou, the CEO of Axalto, will be the CEO of Gemalto. Mr. Mandl and Mr. Piou will jointly constitute the Office of Chairman that will be responsible for Integration, M&A, Strategy, Budgeting and the top 30 managers. Frans Spaargaren will assume the position of Chief Administrative Officer with responsibility for integration, procurement, supply chain and IT, and Charles Desmartis will be the Chief Financial Officer of Gemalto, with both reporting to Olivier Piou. The Board of Directors of the combined entity will be comprised of 11 members, 5 proposed from the current Axalto Board, 5 proposed from the current Board of Gemplus and 1 other independent member will be jointly nominated.
Trading Update
Each of Axalto and Gemplus has stated that, for the financial year 2005, they expect to report revenues close to $1 billion, and €0.95 billion respectively, and operating margins of approximately 8% each.
Other
Deutsche Bank acted as financial advisor to Axalto, and Morgan Stanley as financial advisor to Gemplus.
Willkie Farr & Gallagher LLP acted as legal advisors to Axalto and Hogan & Hartson MNP acted as legal advisors to Gemplus.
Executives of both Axalto and Gemplus will host a joint press conference at 11:00 AM Paris time.
Venue:
Hotel Le Bristol (Rooms Elysées and Malmaison-Marly)
112 rue du Faubourg Saint-Honoré
75008 Paris
Callers may participate in the live conference by dialing:
Dial-in:
In French:           +33 (0)1 56 38 35 70
In English:          +44 (0)20 7190 1596
Passwords: Please state either Axalto or Gemplus

A second conference call will take place at 3:00 PM Paris time (2:00 PM GMT and 9:00 AM New York time) in English only:
Dial-in:
UK: +44 (0)20 7190 1596
US: +1 480 629 9562
Password: Please state either Axalto or Gemplus
For further information

Axalto:
Press Relations
Emmanuelle SABY	T.: + 33 (0) 1 46 00 71 04 M: + 33 (0) 6 09 10 76 10 esaby@axalto.com

TBWA \ CORPORATE
Emlyn KORENGOLD	T.: + 33 (0) 1 49 09 66 51 M: + 33 (0) 6 08 21 93 74 emlyn.korengold@tbwa-corporate.com

Investor Relations
Stéphane BISSEUIL	T.: + 33 (0) 1 46 00 70 70 M.: + 33 (0) 6 86 08 64 13 sbisseuil@axalto.com

Gemplus:
Rémi CALVET Senior Vice President, Corporate Communications	M.: + 33 (0) 6 22 72 81 58 remi.calvet@gemplus.com

Edelman Paris
Frédéric BOULLARD	T.: + 33 (0) 1 56 69 73 95 frederic.boullard@edelman.com

Investor Relations
Celine BERTHIER	T.: + 41 22 544 50 54 celine.berthier@gemplus.com
For more information, please visit www.gemalto.com

Important information
Investors and security holders are strongly advised to read, when they become available, the prospectus/offer to exchange and related exchange offer materials regarding the business combination transaction referenced in this press release, as well as any amendments and supplements to those documents because they will contain important information. When available, the prospectus/offer to exchange and the other documents may also be obtained from Axalto Investor Relations. If required, the prospectus/offer to exchange will be filed with the Securities and Exchange Commission by Axalto. To the extent the prospectus/offer to exchange is filed with the Securities and Exchange Commission (“SEC”), security holders may obtain a free copy of the prospectus/offer to exchange (when available) and other related documents filed by Axalto at the Commission’s website at www.sec.gov.
Investors and security holders who are US persons or who are located in the United States should also read any solicitation/recommendation statement of Gemplus on Schedule 14D-9 when and if filed by Gemplus with the SEC because it will contain important information. The solicitation/recommendation statement and other public filings made from time to time by Gemplus with the SEC are available without charge from the SEC’s website at www.sec.gov. This document, if issued, will also be available for inspection and copying at the public reference room maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, United States. For further information about the public reference room, call the SEC at +1 800 732 0330.
In France, holders of Gemplus securities are requested, with respect to the offer, to refer, when filed by Axalto, to the prospectus (note d’information) that will be available on the website of the AMF (www.amf-france.org).
This communication does not constitute an offer to purchase or exchange or the solicitation of an offer to sell or exchange any securities of Axalto or an offer to sell or exchange or the solicitation of an offer to buy or exchange any securities of Gemplus, nor shall there be any sale or exchange of securities in any jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to the registration or qualification form the laws of such jurisdiction. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. The solicitation of offers to buy any Gemplus ordinary shares (including Gemplus shares represented by Gemplus American Depositary Shares) in the United States will only be made pursuant to a prospectus/offer to exchange and related offer materials that Axalto expects to send to holders of Gemplus securities, in accordance with or pursuant to an exemption from the U.S. securities laws.
Unless otherwise determined by Axalto, it is not intended that any offer will be made, directly or indirectly, in or into Australia, Canada or Japan and in such circumstances it will not be capable of acceptance in or from Australia, Canada or Japan. Accordingly, copies of this announcement are not being, and must not be, mailed or otherwise distributed or sent in or into Australia, Canada or Japan. Custodians, nominees and trustees should observe these restrictions and should not send or distribute this announcement in or into Australia, Canada or Japan.
Forward-Looking Statements
This communication contains certain statements that are neither reported financial results nor other historical information and other statements concerning Axalto, Gemplus and their combined businesses after completion of the proposed combination. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, events, products and services and future performance. Forward-looking statements are generally identified by the words “expects”, “anticipates”, “believes”, “intends”, “estimates” and similar expressions. These and other information and statements contained in this communication constitute forward-looking statements within the safe harbor provisions of U.S. federal securities laws. Although management of the companies believe that the expectations reflected in the forward-looking statements are reasonable, investors and security holders are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of the companies, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements, and the companies cannot guarantee future results, levels of activity, performance or achievements. Factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this communication include, but are not limited to: the ability of the companies to integrate according to expectations; the ability of the companies to achieve the expected synergies from the transaction; trends in wireless communication and mobile commerce markets; the companies’ ability to develop new technology and the effects of competing technologies developed and expected intense competition generally in the companies’ main markets; profitability of expansion strategy; challenges to or loss of intellectual property rights; ability to establish and maintain strategic relationships in their major businesses; ability to develop and take advantage of new software and services; the effect of the transaction and any future acquisitions and investments on the companies’ share prices; changes in global, political, economic, business, competitive, market and regulatory forces; and those discussed by Gemplus in its filings with the SEC, including under the headings “Cautionary Statement Concerning Forward-Looking Statements” and “Risk Factors”. Moreover, neither the companies nor any other person assumes responsibility for the accuracy and completeness of such forward-looking statements. The forward-looking statements contained in this communication speak only as of this communication and the companies are under no duty to update any of the forward-looking statements after this date to conform such statements to actual results or to reflect the occurrence of anticipated results or otherwise.